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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2024

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

Publicly Held Company

CNPJ/MF: 07.689.002/0001-89

NIRE: 353.003.257-67

MATERIAL FACT

EMBRAER S.A. (“Embraer” or “Company”), in attention to Resolution CVM nº 44/2021, informs its shareholders and the market in general that it has revised its guidance for 2024. Management believes that the prior guidance disclosed in the Material Fact published on March 18, 2024, no longer represents the best estimate considering the opportunities and risks for full year operations, which is why provides updated projections for 2024:

2024 GUIDANCE (1)	PREVIOUS	CURRENT
Commercial Aviation deliveries	72 - 80	70 a 73
Executive Aviation deliveries	125 - 135	125 - 135
Consolidated revenues (US$ billion)	6,0 – 6,4	6,0 – 6,4
Adjusted EBIT margin	6,5% - 7,5%	9% - 10%
Free cash flow (US$ million)	220 or higher	300 or higher

(1)	Does not consider EVE

This information will be available in the Reference Form (section 11), on the CVM website at http://www.cvm.gov.br/ and the Company's website at http://ri.embraer.com.br, within the legal period.

Embraer clarifies that this material fact does not constitute a promise of performance, reflecting only the perception of the Company’s management, therefore, they are subject to risks and uncertainties. Projections consider several factors, such as general economic, market and industry conditions, which are beyond the Company's control, and may undergo changes that will be communicated diligently.

São José dos Campos, November 8, 2024.

Antonio Carlos Garcia
Executive Vice President, Financial & Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2024

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations